UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Poseida Therapeutics, Inc.

(Name of Subject Company (Issuer))

Blue Giant Acquisition Corp.

(Name of Filing Person (Offeror))

A wholly owned subsidiary of

Roche Holdings, Inc.

(Name of Filing Person (Parent of Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

73730P108

(CUSIP Number of Class of Securities)

Roger Brown

Roche Holdings, Inc.

1 DNA Way

South San Francisco, California 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sharon R. Flanagan

John H. Butler

Sally Wagner Partin

Sidley Austin LLP

555 California Street, Suite 2000

San Francisco, California 94104

Telephone: (415) 772-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 4 (“Amendment No. 4”) to the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on December 9, 2024 by Roche Holdings, Inc., a Delaware corporation (“Parent”), and Blue Giant Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Offeror”). This Amendment No. 4 and the Schedule TO relate to the offer by Offeror to acquire all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Poseida Therapeutics, Inc., a Delaware corporation (“Poseida”), for (i) $9.00 per Share, in cash, without interest (the “Cash Amount”) less any applicable withholding taxes, plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share, representing the right to receive certain contingent payments of up to an aggregate amount of $4.00 per Share, in cash, without interest less any applicable withholding taxes, upon the achievement of certain specified milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the contingent value rights agreement entered into with Computershare Inc., a Delaware corporation (“Computershare”) and Computershare Trust Company, N.A., a federally chartered trust company (together with Computershare, the “Rights Agent”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (the Offer to Purchase and the Letter of Transmittal, collectively, the “Offer”).

Capitalized terms used, but not otherwise defined, in this Amendment No. 4 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a) The following is hereby added as a new section at the end of the Offer to Purchase:

“19. Expiration of the Offer

The Offer and withdrawal rights expired at one minute following 11:59 P.M., New York City Time, on January 7, 2025 (such date and time, the “Expiration Time”). Citibank, N.A. (the “Depositary”) has advised that, as of the Expiration Time, 64,991,586 Shares had been validly tendered (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”) and not validly withdrawn pursuant to the Offer, representing approximately 66.11% of the Shares outstanding at the time of the expiration of the Offer. In addition, Notices of Guaranteed Delivery had been delivered for 7,873,717 Shares, representing approximately 8.01% of the Shares outstanding at the time of the expiration of the Offer. The number of Shares validly tendered (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”) and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition.

All conditions to the Offer having been satisfied or waived, on January 8, 2025, Offeror accepted for payment all Shares validly tendered and not validly withdrawn prior to the Expiration Time, and payment of the Offer Consideration for such Shares will be made promptly in accordance with the terms of the Offer and the Merger Agreement.

Following expiration of the Offer and acceptance for payment of the Shares, Parent completed its acquisition of Poseida by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of stockholders of Poseida in accordance with Section 251(h) of the DGCL. At the Merger Effective Time, Offeror was merged with and into Poseida, with Poseida continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, and each Share that was issued and outstanding immediately prior to the Merger Effective Time (other than Shares held by Poseida, Parent, us or any subsidiary of Poseida, Parent, or us, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was cancelled and converted into the right to receive the Offer Consideration, less any applicable withholding taxes. The Shares will no longer be listed on the Nasdaq Global Select Market.

On January 8, 2025, Roche Holding Ltd, the ultimate parent company of Parent, issued a media release relating to the expiration of the Offer and the anticipated consummation of the Merger. The media release is attached as Exhibit (a)(5)(E) hereto, and is incorporated herein by reference.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.	Description

(a)(5)(E)	Media Release issued by Roche Holding Ltd on January 8, 2025.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of December 9, 2024.

(a)(1)(B)*	Form of Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement, as published in the Wall Street Journal on December 9, 2024.

(a)(5)(A)*	Media Release issued by Roche Holdings, Inc. on November 26, 2024 (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on November 26, 2024).

(a)(5)(B)*	Q&A Acquisition of Poseida Therapeutics, Inc. dated November 26, 2024 (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on November 26, 2024).

(a)(5)(C)*	Social media content by F. Hoffmann-La Roche Ltd on x.com (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on November 26, 2024).

(a)(5)(D)*	Social media content by F. Hoffmann-La Roche Ltd on www.linkedin.com (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on November 26, 2024).

(a)(5)(E)**	Media Release issued by Roche Holding Ltd on January 8, 2025.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of November 25, 2024, among Roche Holdings, Inc., Blue Giant Acquisition Corp. and Poseida Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of the Poseida Therapeutics, Inc. Current Report on Form 8-K (File No. 001-39376) filed with the Securities and Exchange Commission on November 26, 2024).

(d)(2)*	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 of the Poseida Therapeutics, Inc. Current Report on Form 8-K (File No. 001-39376) filed with the Securities and Exchange Commission on November 26, 2024).

(d)(3)*	Non-Disclosure Agreement, dated as of March 9, 2021, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc.

(d)(4)*	Amendment No. 1 to the Non-Disclosure Agreement, dated as of November 19, 2021, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc.

(d)(5)*	Amendment No. 2 to the Non-Disclosure Agreement, dated as of March 10, 2023, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc.

(d)(6)*	Collaboration and License Agreement, dated as of July 30, 2022, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc. (incorporated by reference to Exhibit 10.1 of the Poseida Therapeutics, Inc. Quarterly Report on Form 10-Q (File No. 001-39376) filed with the Securities and Exchange Commission on November 10, 2022).

(d)(7)*	First Amendment to the Collaboration and License Agreement, dated as of November 7, 2023, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc. (incorporated by reference to Exhibit 10.30 of the Poseida Therapeutics, Inc. Annual Report on Form 10-K (File No. 001-39376) filed with the Securities and Exchange Commission on March 7, 2024).

(d)(8)*	Second Amendment to the Collaboration and License Agreement, dated as of February 7, 2024, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc. (incorporated by reference to Exhibit 10.6 of the Poseida Therapeutics, Inc. Quarterly Report on Form 10-Q (File No. 001-39376) filed with the Securities and Exchange Commission on May 14, 2024).

(d)(9)*	Third Amendment to the Collaboration and License Agreement, dated as of August 14, 2024, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc. (incorporated by reference to Exhibit 10.1 of the Poseida Therapeutics, Inc. Quarterly Report on Form 10-Q (File No. 001-39376) filed with the Securities and Exchange Commission on November 7, 2024).

(d)(10)*	Amended Form of CVR Agreement among Roche Holdings, Inc., Computershare Inc. and Computershare Trust Company, N.A.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed.
**	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2025

BLUE GIANT ACQUISITION CORP.

By:	/s/ Roger Brown
Name: Roger Brown
Title: Vice President, Treasurer and Assistant Secretary

ROCHE HOLDINGS, INC.

By:	/s/ Roger Brown
Name: Roger Brown
Title: Vice President